Diamond Information Institute, Inc.

1810 E. Sahara Ave, Ste 1515

Las Vegas, NV 89104

June 10, 2011

United States Securities and Exchange Commission

Division of Corporate Finance

Attn: Andrew Mew, Accounting Branch Chief

          Scott Stringer

Washington, D.C. 20549

RE:     Diamond Information Institute, Inc.

           Item 4.01 Form 8-K

  Filed December 14, 2010

  Item 4.01 Forms 8-K/A

  Filed June 2, 2011

  File No. 333-149978

Dear Mr. Mew, et al:

We have reviewed the comments from your letter dated June 7, 2011 and have formulated responses as outlined below.  Please feel free to contact us at your convenience should additional explanation and/or clarification be required.

General

1.

It has come to our attention that Mr. Brad Gibb, the accounting consultant you engaged to assist in your financial statement preparation and in the SEC comment review process, is a brother of Mr. Kirk Gibb, a partner of your current independent audit firm, Sadler, Gibb & Associates (“SG&A”).  We note that their sibling relationship meets the definition of a close family member under Rule 2-01(f)(9) of Regulation S-X.  It also appears that Mr. Brad Gibb exercises more than minimal influence over the accounting function of the Company.  Rule 2-01 of Regulation S-X states that an accountant is not independent if a close family member of a covered person works in the accounting role at the issuer.  In that regard, please tell us how you reasonably determined whether SG&A is independent to perform the reviews and audits of your financial statements given the relationship between the consultant and the current independent audit firm.  If you determine SG&A is not independent, you should label any applicable filed financial statements as unreviewed by filing the appropriate amended form(s) immediately and have an independent PCAOB registered audit firm perform your reviews and audits.

COMPANY RESPONSE:    On November 8, 2010, the Company engaged SG&A as our independent registered public accounting firm.  SG&A confirmed to us, in a letter dated November 16, 2010, that it was independent with respect to our engagement with them.

On or about December 1, 2010 the Company engaged the consulting firm of Elison & Jones, LLC (“E&J”), to assist with our accounting and financial reporting process.  Pursuant to this arrangement, Mr. Brad Gibb, under the supervision of Mr. Keith Elison, the engagement partner of E&J, assisted with responding to outstanding SEC comments regarding our Form 8-K discussing our change of independent auditors.  Mr. Brad Gibb is not an owner or an employee of E&J, but was engaged by E&J to assist with the preparation of our amended 8-K filings by clarifying the circumstances surrounding the change of independent auditors.  We did not engage Mr. Brad Gibb to perform any services for us.  Mr. Brad Gibb contacted the prior and current auditors to confirm that both firms were in agreement with the wording and description of the circumstances surrounding the change in independent auditors. These limited services, as provided to the Company by Mr. Brad Gibb, were performed under the supervision of Mr. Elison.  Mr. Brad Gibb was not involved in preparing our accounting to be audited or reviewed by SG&A; accordingly, his services do not constitute a significant accounting role, or as exercising more than a minimal influence of the accounting function of the Company.

2.

We note you are delinquent in filing your periodic reports since the reporting period ended June 30, 2010.  As such, please file these reports as soon as possible.

COMPANY RESPONSE:

The Company is currently in the process of completing the referenced engagements and will file the corresponding periodic reports within the next few days.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Diamond Information Institute, Inc.

/s/ Christopher Glover

Christopher Glover

Chief Executive Officer